August 30, 2010

Via Edgar

Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	United Security Bancshares
Form 10-K for the year ended December 31, 2009 and Schedule 14A for filed on April 20,
2010 and the 10-Q for the quarterly period ended March 31, 2010
File No. 000-32987

Dear Mr. Clampitt:

This will confirm with the Staff that United Security Bancshares (the “Company”) intends to provide a complete response to the Staff’s comments contained in the Staff’s letter dated August 6, 2010 (“Staff Letter”) by September 10, 2010.  The Company as indicated in the telephone conversation among Richard Shupe of the Company, and Mr. Michael R. Clampitt and Mr. Jonathan Gottlieb of the SEC on August 30, 2010, requires additional time, beyond our original August 31, 2010 intended response date, to fully respond to the Staff’s comment letter.

Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Richard Shupe
     Senior Vice President and
     Chief Financial Officer

cc:           Mr. Dennis R. Woods
Mr. Gary S. Findley